  Exhibit 4

Relevant part of the Minutes of Central Puerto S.A Board of Directors’ Meeting held on March 15, 2021

Minutes No. 357: In the City of Buenos Aires, on this March 15, 2021, at 11:00 AM, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly), meet with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo PONS. Mr. Carlos César HALLADJIAN, Mr. Eduardo EROSA and Mr. Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. Mr. Marinaro informs that the Meeting is held via videoconference taking into consideration the provisions of: (1) the Decree of Necessity and Urgency No. 297/2020 (“Decree 297”) and further supplementary amendments and regulations adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency set forth by Decree No. 260/20 and its amendments, and in line with the CORONAVIRUS-COVID 19 pandemic situation, (2) the obligations stemming from the last Decree of Necessity and Urgency No. 1033/20 (“Decree 1033”) and the recommendations made by the Argentine Superintendency of Labor Risks (“SRT” for its acronym in Spanish) concerning capacity and social distancing in enclosed spaces, and (3) Section 23 of the Bylaws, which establishes that the Board of Directors can hold remote meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 11:00 AM in order to consider … the fourth item of the Agenda:

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4) CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND THEIR EXHIBITS, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL STATEMENT OF FINANCIAL POSITION, INDIVIDUAL CASH FLOW STATEMENT, NOTES TO INDIVIDUAL FINANCIAL STATEMENTS AND BRIEF FOR THE PERIOD ENDED DECEMBER 31, 2020. Mr. Osvaldo RECA takes the floor and informs that the Board of Directors needs to consider and approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholder’s Equity, Consolidated Cash Flow Statement, Notes to Consolidated Financial Statements and their Exhibits, Individual Income Statement, Individual Comprehensive Income Statement, Individual Statement of Financial Position, Individual Cash Flow Statement, Notes to Individual Financial Statements and Brief for the period ended December 31, 2020, documentation that was provided to the Directors well in advanced. After a short debate and after acknowledging the Statutory Audit Committee report and the Authorizing Accountant’ report, the Board of Directors unanimously approve the Annual Report and its Exhibit, the Consolidated Income Statement, Consolidated General Income Statement, Consolidated Statement of Financial Position, Consolidated Statement in Shareholder’s Equity, Consolidated Cash Flow Statement, Notes to Consolidated Financial Statements and their Exhibits, Individual Income Statement, Individual General Income Statement, Individual Statement of Financial Position, Individual Cash Flow Statement, Notes to Individual Financial Statements and Brief for such period. Mr. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON. Afterwards, the (…) sixth item of the Agenda is open for discussion:

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6) CONSIDERATION OF THE 2020 ANNUAL REPORT BY THE SUPERVISORY COMMITTEE. Mr. Osvaldo RECA takes the floor and puts the Company’s Annual Report by the Supervisory Committee to the consideration of directors. Previously to this meeting, such report has been put at the disposal of directors. There being no questions or comments on this regard, the Annual Report by the Supervisory Committee for year 2020 is unanimously approved. Afterwards, the seventh item of the Agenda is open for discussion: 7) CONSIDERATION OF THE 2021 ACTION PLAN BY THE SUPERVISORY COMMITTEE. Mr. Osvaldo RECA keeps the floor and puts the Company’s 2021 Action Plan by the Supervisory Committee to the consideration of directors. Previously to this meeting, such plan has been put at the disposal of directors. There being no questions or comments on this regard, the Action Plan presented by the Supervisory Committee for year 2021 is unanimously approved. (…) There being no further business to transact, the meeting is adjourned at 12:20 PM.

Osvaldo Arturo Reca
Chairman
Central Puerto S.A.

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